                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           PARAMETRIC TECHNOLOGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   699173100
                        -------------------------------
                                 (CUSIP Number)


                Alberto W. Vilar, Amerindo Investment Advisors Inc.,
                         One Embarcadero Center, Suite 2300,
              San Francisco, CA 94111-3162;  Telephone:  (415) 362-0292
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Persons
                   Authorized to Receive Notices and Communications)


                                January 10, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this
schedule because of Rule 13D-1(b)(3) or (4), check the following space     .
                                                                       ---

Check the following space if a fee is being paid with the statement    .  (A
                                                                    ---
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

      CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC., a California corporation, AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, the AMERINDO INVESTMENT ADVISORS INC. PROFIT SHARING TRUST, ALBERTO W. VILAR AND GARY A. TANAKA, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     See Item 6 of separate cover pages for Reporting Persons

--------------------------------------------------------------------------------
                 7  	Sole Voting Power

    Number of  	4,000 shares in the aggregate for all Reporting Persons and
     Shares		as to all but a portion of which beneficial ownership is
  Beneficially		disclaimed
    Owned By
      Each     -----------------------------------------------------------------
    Reporting
     Person 	   8 	Shared Voting Power
      With
                  	6,135,100 shares in the aggregate for all Reporting Persons
                   	and as to all of which beneficial ownership is disclaimed

               -----------------------------------------------------------------
                 9 	Sole Dispositive Power

          		4,000 shares in the aggregate for all Reporting Persons and
			as to all but a portion of which beneficial ownership is
			disclaimed

               -----------------------------------------------------------------
                 10	Shared Dispositive Power

                 	6,135,100 shares in the aggregate for all Reporting Persons
               	and as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     6,139,100 shares in the aggregate for all Reporting Persons and as to all but up to 4,000 of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  4.82%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                     IA, EP, IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 2 of 14 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     California

--------------------------------------------------------------------------------
                 7 	Sole Voting Power

    Number of    	None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each       8  	Shared Voting Power
    Reporting
     Person       	5,009,500 shares, as to all of which beneficial ownership
      With        	is disclaimed

               -----------------------------------------------------------------
                 9 	Sole Dispositive Power

                  	None

               -----------------------------------------------------------------
                 10 	Shared Dispositive Power

                	5,009,500 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     5,009,500 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                3.94%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                           IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 3 of 14 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS, INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Panama

--------------------------------------------------------------------------------
                 7 	Sole Voting Power

    Number of     	None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each       8 	Shared Voting Power
    Reporting
     Person      	1,125,600 shares, as to all of which beneficial ownership
      With       	is disclaimed

                ----------------------------------------------------------------
                 9 	Sole Dispositive Power

                  	None

                ----------------------------------------------------------------
                 10 	Shared Dispositive Power

                   	1,125,600 shares, as to all of which beneficial ownership disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     1,125,600 shares, as to all of which beneficial ownership disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                 0.88%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                            IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 4 of 14 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC. PROFIT SHARING TRUST

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Florida

--------------------------------------------------------------------------------
                 7  	Sole Voting Power

    Number of  	4,000 shares, as to all of which beneficial ownership
     Shares		is disclaimed
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each
    Reporting    8  	Shared Voting Power
     Person
      With       	None

                ----------------------------------------------------------------
                 9  	Sole Dispositive Power

        		4,000 shares, as to all of which beneficial ownership is disclaimed

                ----------------------------------------------------------------
                 10 	Shared Dispositive Power

                     	None

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                    0.00%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                               EP

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 5 of 14 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ALBERTO W. VILAR

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                 7 	Sole Voting Power

    Number of   	4,000 shares, as to only a portion of which beneficial
     Shares		ownership is affirmed
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each
    Reporting    8 	6,135,100 shares, as to all of which beneficial ownership
     Person        	is disclaimed
      With
                ----------------------------------------------------------------

                  9 	Sole Dispositive Power

                	4,000 shares, as to only a portion of which beneficial ownership is affirmed

                ----------------------------------------------------------------
                 10	Shared Dispositive Power

                 	6,135,100 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     6,139,100 shares, as to all but a portion of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   4.82%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                      	    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 6 of 14 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GARY A. TANAKA

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                  7 	Sole Voting Power

    Number of  	None
     Shares
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each        8 	Shared Voting Power
    Reporting
     Person       	6,135,100 shares, as to all of which beneficial ownership
      With       	is disclaimed

                ----------------------------------------------------------------
                  9 	Sole Dispositive Power

                	None

                ----------------------------------------------------------------
                  10	Shared Dispositive Power

               	6,135,100 shares, as to all of which beneficial ownership
              		disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     6,135,100 shares, as to all of which beneficial ownership disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   4.81%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                    	    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 7 of 14 -

CUSIP
No.  699173100                        13D/A

ITEM 1.   Security and Issuer.
-------   -------------------

The class of equity securities to which this statement relates is the Common Stock of Parametric Technology Corp. ("the Issuer"), whose principal executive offices are located at 128 Technology Drive, Waltham, MA 02154.

ITEM 2.   Identity and Background.
------    -----------------------

          This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), the Amerindo Investment Advisors Inc. Profit Sharing Trust, the address of which is Gables International Plaza, 2655 Le Jeune Road, Suite 1112, Coral Gables, FL 33134 (the "Plan"), and Alberto W. Vilar and Gary A. Tanaka. Although this statement is being made jointly by Amerindo, Amerindo Panama, the Plan and Messrs. Vilar and Tanaka, each of them expressly disaffirms membership in any group under Rule 13D-5 under the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), or otherwise.

          Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Alberto W. Vilar and Gary A. Tanaka, whose business addresses are the same as those set forth for Amerindo and each of whom is a U.S. citizen, are the only directors and executive officers of Amerindo Panama. They are also the only directors and executive officers of Amerindo, other than Mr. James H. Furey, Chief Operating Officer, and
Mr. Joaquin Garcia-Larrieu, Chief Financial Officer. Mr. Furey's business address is at Amerindo's offices at 399 Park Avenue, New York, New York 10022, and Mr. Garcia's business address is Gables International Plaza, 2655
Le Jeune Road, Suite 1112, Coral Gables, FL 33134. Amerindo, Amerindo Panama, the Plan and Messrs. Vilar and Tanaka are sometimes hereinafter collectively referred to as the "Reporting Persons." Messrs. Vilar, Tanaka, Furey and Garcia are sometimes hereinafter collectively referred to as the "Other Named Individuals."

          During the last five Quarters, none of the Reporting Persons or Other Named Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual or entity been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amounts of Funds or Other Consideration.
-------   --------------------------------------------------

          All purchases of the subject securities by the Reporting Persons have been in the ordinary course of the respective businesses of Amerindo and Amerindo Panama (collectively, the "Advisor Entities") as investment advisors. Accordingly, the funds used to purchase the subject securities have been client funds pertaining to accounts under management, except that the shares owned by the Plan were purchased with Plan assets. Purchases of the Issuer's securities by the Named Individuals would all be and have all been made with their personal funds, except that margin credit may also be, and may have been, employed.


                                     - 8 of 14 -

ITEM 4.   Purpose of Transaction.
-------   ----------------------

        All of the subject securities have been purchased by the Advisor Entities in the ordinary course of their respective businesses as investment advisors (or, in the case of securities held by the Plan, in the ordinary course of investing for the Plan), and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act. Additionally, because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting Persons to act together with respect to the Issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms. Any of the subject securities acquired or which might in the future be acquired by any of the Named Individuals have been and would be acquired for investment and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act.


ITEM 5.  Interests in Securities of Issuer.
-------  ---------------------------------

         (a) See Exhibit "A" attached hereto for information setting forth for each of the Reporting Persons and for each Named Individual the aggregate number of shares of the Common Stock of Issuer beneficially owned by such person as of January 10, 1997, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on Issuer's Form 10K for the Year Ending September 30, 1996, unless information has been obtained as of a later date directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed except as set forth in the Exhibit).

          (b) Messrs. Vilar and Tanaka share voting and dispositive power over all shares shown as owned by any of the Reporting Persons, except that Mr. Vilar has sole voting and dispositive power over the 4,000 shares held by the Plan; however, each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days. Each of the Other Named Individuals has sole voting and dispositive power as to the shares shown in Exhibit "A" as owned by him.

          (c) The table contained in Exhibit "B" attached hereto sets forth for each of the Reporting Persons and Named Individuals information concerning all acquisitions and dispositions of Issuer's Common Stock by any such person during the period beginning on November 12, 1996, and ending on January 10, 1997, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.

          (d) The shares covered by this statement are all owned by clients of the Advisor Entities and/or the Plan. No such person's interest in the securities included in this statement exceeds 5% of the class outstanding.

          (e) Inapplicable

                                     - 9 of 14 -

ITEM 6.   Contracts, Arrangements, Understandings or
------    Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. As stated above, clients of those Entities generally have the right to terminate their investment advisory arrangements with those Entities on notice of 30 days or less.


ITEM 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Inapplicable.

                                     - 10 of 14 -

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation

                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT



                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation

                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR



                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   PROFIT SHARING TRUST

                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, TRUSTEE



                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR


                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA



                                     - 11 of 14 -

                                 EXHIBIT A

                         PARAMETRIC TECHNOLOGY CORP.

                               COMMON STOCK

                                 699173100





     The following table sets forth for each of the Reporting Persons and for each Other Named Individual the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of January 10, 1997, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 10K for the Year
Ending September 30, 1996, unless based on more recent information obtained directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed as set forth in the footnote):

          NAME                   NO. OF SHARES (1)       PERCENT OF CLASS
          ----                   -------------           ----------------
          Amerindo                  5,009,500                     3.94%

          Amerindo Panama           1,125,600                     0.88%

          Plan                          4,000                     0.00%

          Alberto W. Vilar          6,139,100                     4.82%

          Gary A. Tanaka            6,135,100                     4.81%

          James H. Furey                    0                     0.00%

          Joaquin Garcia                    0                     0.00%


_____________________________________

(1) Messrs. Vilar and Tanaka, as the sole directors and shareholders of each of the Advisor Entities, share voting and investment power as to all shares shown as owned by the Advisor Entities, but they and the Advisor Entities disclaim ownership of any of such shares. As sole trustee of the Plan, Mr. Vilar exercises sole investment and dispositive power as to the shares shown as owned by the Plan, but disclaims beneficial ownership of any of such shares except insofar as concerns his indirect interest therein by reason of his pro rata interest in the Plan. The number of shares shown as owned by the Other Named Individuals does not include any owned indirectly by them as participants in the Plan. Each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days.


                                     - 12 of 14 -

                              EXHIBIT B

                      PARAMETRIC TECHNOLOGY CORP.

                            COMMON STOCK

                              699173100


     The following table sets forth for each of the Reporting Persons and Other Named Individuals information concerning all acquisitions and dispositions of the Issuer's Common Stock by any such person during the period beginning on November 12, 1996, and ending on January 10, 1997, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.


                                 Type of         Number        Price
Name                 Date        Transaction     of Shares     per Share
----                 ----        -----------     ---------     ---------
Amerindo		11-13-96	Sell		32,500		51.4130
Amerindo		11-18-96	Sell		35,000		49.0000
Amerindo		11-19-96	Sell		35,000		49.5000
Amerindo		11-22-96	Sell		 8,500		51.2500
Amerindo		11-22-96	Sell		 7,500		51.6400
Amerindo		11-25-96	Sell		27,500		52.3970
Amerindo		11-25-96	Sell		25,000		52.2500
Amerindo		11-26-96	Sell		15,000		52.2500
Amerindo		11-26-96	Sell		32,500		52.1150
Amerindo		11-27-96	Sell		 2,500		52.7500
Amerindo		11-29-96	Sell		15,000		54.2080
Amerindo		12-05-96	Sell		10,000		54.8750
Amerindo		12-06-96	Sell		54,000		55.2150
Amerindo		12-10-96	Sell		42,500		55.5000
Amerindo		12-12-96	Sell		27,500		55.2500
Amerindo		12-16-96	Sell		25,000		53.0250
Amerindo		12-17-96	Sell		32,500		52.3570
Amerindo		12-18-96	Sell		92,500		53.8210
Amerindo		12-19-96	Sell		12,500		55.0000
Amerindo		12-20-96	Sell		72,500		55.1080
Amerindo		12-23-96	Sell		30,000		52.7500
Amerindo		12-26-96	Sell		65,000		52.7310
Amerindo		12-27-96	Sell		40,000		52.9060
Amerindo		12-30-96	Sell		55,000		51.8750
Amerindo		12-31-96	Sell		32,500		51.8080
Amerindo		01-03-97	Sell		 5,000		53.6880
Amerindo		01-07-97	Sell		43,500		54.5820
Amerindo		01-09-97	Sell		 5,000		55.7500
Amerindo Panama	11-22-96	Sell		10,000		51.6900
Amerindo Panama	12-17-96	Sell		 2,500		52.3570
Amerindo Panama	12-23-96	Sell		17,500		52.7500
Amerindo Panama	12-23-96	Sell	 	 5,000		53.0625
Amerindo Panama	01-03-97	Sell		15,000		53.6880
Amerindo Panama	01-08-97	Sell	      200,000		55.3560






                                    - 13 of 14 -

                                   EXHIBIT C

                           PARAMETRIC TECHNOLOGY CORP.

                                 COMMON STOCK

                                   699173100


We hereby agree that the within Statement on Schedule 13D/A regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation

                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT



                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation

                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR



                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   PROFIT SHARING TRUST

                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, TRUSTEE



                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR


                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA



                                   - 14 of 14 -